April 3, 2009

Geoffrey Kruczek, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	MK Arizona Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed on March 9, 2009

File No. 333-153492

Dear Mr. Kruczek:

On behalf of Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”), and MK Arizona Corp., an Arizona corporation (“MK Arizona”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 4 to the Registration Statement on Form S-4 for MK Arizona (the “Amended S-4”), including exhibits.

The Amended Form S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated March 23, 2009. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to the original Amendment No. 3 to the Registration Statement on Form S-4 (the “Original S-4”).

We are also sending courtesy copies of this letter to you by overnight mail, together with a redline of the Amended S-4 marked to show changes from the Original S-4 as initially filed.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We will continue to evaluate your responses to prior comments 1, 26, 47 and 92 and the second bullet of prior comment 35 after you provide the disclosure, exhibits and or analysis requested by those comments.

With respect to the Staff’s prior comment 26, Middle Kingdom has revised exhibit 99.6 to add an opinion regarding PRC tax matters.

With respect to the Staff’s prior comment 47, and as discussed in comment 51 below, exhibit 8.1 has been revised in the Amended S-4.

With respect to the Staff’s prior comment 92, Middle Kingdom has clarified in exhibit 99.6 that the signed opinion will be delivered on the effective date of the registration statement.

2.	Please ensure that your entire document reflects your response to prior comment 91. We note for example your disclosure on page F-8 that “The SEC has completed its initial review of the Form S-4…”

Middle Kingdom has revised the disclosure on page F-8 of the Amended S-4 as follows:

“The SEC staff completed its initial review of the Form S-4 and issued its initial comments 25 days after the September 15, 2008 filing date on October 10, 2008.”

3.	Regarding your response to prior comment 2, please confirm:

•

whether there is any possibility that Middle Kingdom’s security holders will hold securities governed by Arizona law except for the transitory moment between (1) the merger of Middle Kingdom and MK Arizona and (2) the immediate subsequent continuance of MK Arizona into MK Cayman;

•

whether current Middle Kingdom security holders will ever have the legal right to make any decisions as holders of MK Arizona securities, including voting decisions, decisions to dispose of the securities, decisions to exercise appraisal or dissenters’ rights, decisions to exercise a security, or otherwise;

•

that, after an entity governed by Cayman Islands law is created in this transaction, that entity will file, as soon as practicable, a post-effective amendment to this registration statement expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the transaction or necessary to keep the registration statement from being misleading in any material respect;

•

that the post-effective amendment mentioned above will include all required signatures, such as the signatures of (1) the principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the directors of MK Cayman currently disclosed on page 177 and (2) the duly authorized representative of MK Cayman in the United States; and

•	that MK Cayman is not eligible to rely on General Instruction VII.E of Form S-1, General Instruction I.A. 7 of Form S-3 or the corresponding instructions in Forms F-1 and F-3.

Middle Kingdom advises the Staff that:

(a) There is no possibility that Middle Kingdom’s security holders will hold securities governed by Arizona law except for the transitory moment between (1) the merger of Middle Kingdom and MK Arizona and (2) the immediate subsequent continuance of MK Arizona into MK Cayman.

(b) Middle Kingdom’s current security holders will never have the legal right to make any decisions as holders of MK Arizona securities, including voting decisions, decisions to dispose of the securities, decisions to exercise appraisal or dissenters’ rights, decisions to exercise a security, or otherwise.

(c) After an entity governed by Cayman Islands law is created in this transaction, that entity will file, as soon as practicable, a post-effective amendment to this registration statement expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the transaction or necessary to keep the registration statement from being misleading in any material respect.

(d) The post-effective amendment mentioned in (c) will include all required signatures, such as the signatures of (1) the principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the directors of MK Cayman disclosed on page 177 of the Original S-4 and (2) the duly authorized representative of MK Cayman in the United States.

(e) MK Cayman will not be eligible to rely on General Instruction VII.E of Form S-1, General Instruction I.A. 7 of Form S-3 or the corresponding instructions in Forms F-1 and F-3.

Fee Table

4.	We note your revisions to footnote 4 in response to prior comment 3; however, it appears that you are offering the underlying securities as part of the redomestication and on an ongoing basis thereafter. If so, please revise for clarity.

Middle Kingdom has revised footnote (4) of the fee table as follows:

(4) Consists of securities underlying derivative securities to be offered in the redomestication, which underlying securities will be offered in the redomestication and will be offered on an ongoing basis after completion of the redomestication.

5.	We note your response to prior comment 4. Please tell us why you reduced the number of Series B Units but did not reduce the number of ordinary shares included as part of the Series B Units.

Middle Kingdom has reduced the number of ordinary shares included as part of the Series B Units in the fee table to match the number of Series B Units.

The Parties, page 13

6.	Regarding your response to prior comment 12:

•

Given your disclosure regarding potential claims pursuant to Section 12(a)(2) of the Securities Act, it is unclear how you concluded that claimants would not also rely on Section 11. Please tell, us how you believe that there is a material risk of claims under 12(a)(2) but not Section 11;

•

Disclose the impact any litigation resulting from securities law claims may have on the amount of time required to distribute the funds currently held in trust. For example, could such litigation result in the delay of any payments to Class B stockholders of trust account funds upon conversion or liquidation? If yes, clarify how given your disclosed timing of the payments; and

•	Disclose whether your affiliates are obligated to indemnify the trust in the event that the securities laws claims you mention are satisfied from the trust.

(a) Middle Kingdom has revised the disclosure on page 14 of the Amended S-4 as follows (emphasis added):

“In general, a person who purchased shares pursuant to a defective prospectus or other representation, must make a claim for rescission or damages within the applicable statute of limitations period, which is, (a) for claims made under Section 11 of the Securities Act (relating to a registration statement that includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading), within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence, but in no event more than three years after the security was bona fide offered to the public, (b) for claims made under Section 12(a)(1) of the Securities Act (relating to offers or sales of securities in violation of the registration provisions of the Securities Act), within one year of the violation upon which it is based and in no event more than three years after the security was bona fide offered to the public, (c) for claims made under Section 12(a)(2) of the Securities Act (relating to offers or sales of a security by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading), within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence, but in no event more than three years after the sale, or (d) for claims brought under some state statutes, one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence. Rescission and damages claims would not necessarily be finally adjudicated by the time the Pypo business combination is completed, and such claims would not be extinguished by consummation of that transaction.”

(b) Middle Kingdom has added the following disclosure on page 14 of the Amended S-4:

“Middle Kingdom cannot predict whether stockholders will bring such claims, how many might bring them or the extent to which they might be successful. Moreover, such litigation could result in the delay of any payments to stockholders of trust account funds upon conversion or liquidation.”

(c) Middle Kingdom has revised the disclosure on pages 14 and 15 of the Amended S-4 as follows (emphasis added):

“If Middle Kingdom were to become subject to claims as a result of the extension amendment, the trust account could be depleted by those claims to the extent of any judgments arising from such claims, together with any expenses related to defending such claims. A consequence might be that the amount being held in the trust account would be diminished. Depletion of the trust account as a result of claims being made against it as described above could result in holders of

Class B shares that convert their Class B shares in connection with the Business Combination Proposal not receiving the same amount in the distribution of the pro rata portion of the trust account if no such claims were made. This could happen if liabilities to which Middle Kingdom becomes subject as a result of the extension amendment are satisfied from funds in the trust account. The indemnification obligations of Middle Kingdom’s pre-IPO stockholders would not be available to cover any securities laws claims that Middle Kingdom may become subject to as a result of the extension amendment.”

Stock Ownership, page 21

7.	We note your response to prior comment 16 and the disclosure in Middle Kingdom’s proxy statement regarding compliance with Rule 10b-18. Please tell us how the purchases complied with that rule.

With respect to the purchases referenced in the Staff’s comment, Middle Kingdom advises the Staff that parties making the purchases agreed to comply with Rule 10b-18 solely for open market purchases. Middle Kingdom has been advised that the referenced purchases were all privately negotiated, and as such, not subject to the requirements of Rule 10b-18.

Conditions to Closing, page 23

8.	We note your response to prior comment 18; however, if government authorities require the filings for the transaction to occur, it is unclear how the filings are not a condition to closing, regardless of whether the condition is specifically identified in the agreement among the parties. Please revise or advise.

Middle Kingdom respectfully advises the Staff that the filing requirement described in paragraph number 4 on page 4 of exhibit 99.6 refers to the SAFE amendment registrations that must be made in connection with the share exchange pursuant to the merger agreement. Because Pypo’s shareholders must complete the SAFE registrations after the closing of the share exchange, such filing requirement is not a condition to closing of the business combination. Middle Kingdom has revised exhibit 99.6 accordingly.

Risk Factors, page 30

9.	From your revised disclosure on pages 43 and 44, it appears that you believe that the taxes are not owed unless the “PRC tax authorities” provide a “definitive determination” of your status.

•	If this is not true, please revise to clarify and disclose any material penalties for failure to pay required taxes;

•

Please revise to clarify what features of Pypo’s structure lead you to reasonably believe that there is doubt about whether Pypo is an enterprise established outside China with management located in China; and

•	Clarify what changed as of January 1, 2009 that led Pypo Beijing to believe that it became subject to the tax as mentioned on page 43.

(a) Middle Kingdom has revised the disclosure on pages 43, 44, 45 and 46 of the Amended S-4 to clarify that PRC taxes may be owed if (i) the PRC tax authorities make a definitive determination of the “resident enterprise” status of MK Cayman, Pypo Cayman or Pypo HK; or (ii) MK Cayman, Pypo Cayman or Pypo HK makes such a definitive determination based on future clarifying guidance that may be issued by the PRC.

Middle Kingdom has further clarified that because it is not anticipated that any of MK Cayman, Pypo Cayman and Pypo HK would receive dividends from Pypo Beijing or generate other income in the near future, such companies are not expected to have any income that would be subject to the 25% enterprise income tax on global income or the 10% enterprise income tax on dividends. As a result, Middle Kingdom believes that there is no material risk of penalties being incurred by any of MK Cayman, Pypo Cayman, Pypo HK and Pypo Beijing for failure to pay any required PRC taxes.

The revised disclosure on page 44 of the Amended S-4 reads as follows:

“As of the date of this proxy statement/prospectus, the PRC tax authorities have not been able to provide Pypo Cayman or MK Cayman with a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of MK Cayman, Pypo Cayman or Pypo HK. However, since it is not anticipated that any of MK Cayman, Pypo Cayman and Pypo HK would receive dividends from Pypo Beijing or generate other income in the near future, such companies are not expected to have any income that would be subject to the 25% enterprise income tax on global income in the near future. Pypo Cayman or MK Cayman will again consult with the PRC tax authorities and make any necessary tax payment if MK Cayman, Pypo Cayman or Pypo HK (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that MK Cayman, Pypo Cayman or Pypo HK is a resident enterprise under the EIT Law, and if any of such companies were to have income in the future. Although the EIT Law provides that resident enterprises, such as Pypo Beijing, should be subject to the 25% enterprise income tax on global income from the period beginning January 1, 2008, Pypo Beijing was allowed by the PRC tax rules and the local tax authority to benefit from its existing preferential tax treatment as a “High Technology Enterprise”, which reduced the rate during the period from 2006 until the expiration of such treatment at the end of calendar 2008. Pypo Beijing will pay the full 25% enterprise income tax on global income for the period beginning January 1, 2009.”

The revised disclosure on page 45 of the Amended S-4 reads as follows:

“As of the date of this proxy statement/prospectus, the PRC tax authorities have not been able to provide Pypo Cayman or MK Cayman with a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of MK Cayman, Pypo Cayman or Pypo HK. As indicated above, however, Pypo Beijing does not expect to pay any dividends in the near future. Pypo Cayman or MK Cayman will again consult with the PRC tax authorities and make any necessary tax withholding if, in the future, Pypo Beijing were to pay any dividends and Pypo Beijing, MK Cayman, Pypo Cayman or Pypo HK (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that MK Cayman, Pypo Cayman or Pypo HK is a non-resident enterprise under the EIT Law.”

The revised disclosure on page 46 of the Amended S-4 reads as follows:

“If Pypo Cayman or MK Cayman were to pay any dividends in the future, Pypo Cayman or MK Cayman will again consult with the PRC tax authorities and if Pypo Cayman or MK Cayman (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Pypo Cayman or MK Cayman must withhold PRC tax on any dividends payable by such companies under the EIT Law, Pypo Cayman or MK Cayman will make any necessary tax withholding on dividends payable to its non-resident investors. If non-resident investors as described under the EIT Law (including U.S. investors) realize any gain from the sale or transfer of shares of Pypo Cayman or MK Cayman and if such gain is considered as PRC-sourced income, such non-resident investors would be responsible for paying 10% PRC income tax on the sale or transfer of shares of Pypo Cayman or MK Cayman. As indicated above, under the EIT Law and its implementing rules, neither MK Cayman nor Pypo Cayman would have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the transfer of their shares from and after the consummation of the business combination.”

(b) Middle Kingdom respectfully advises the Staff that a determination of “resident enterprise” or “non-resident enterprise” status is uncertain under the EIT Law and its implementing rules. As an example, while most of Pypo Cayman’s and MK Cayman’s management members are based in the PRC, because some of the directors and senior managers of Pypo Cayman and MK Cayman have foreign (non-PRC) nationalities, it is uncertain whether the PRC tax authorities will determine that the “de facto management bodies” of Pypo Cayman and MK Cayman are located in China. Moreover, in the opinion of PRC counsel, the interpretation, implementation and application of the EIT Law and its implementing rules are subject to the final discretion of the relevant PRC tax authorities, which may in practice determine an entity’s tax obligations on a case-by-case basis.

(c) Under the EIT Law, which became effective on January 1, 2008, foreign invested enterprises and PRC domestic companies would be subject to enterprise income tax at a uniform rate of 25%. The EIT Law specified that there would be a five-year transition period during which foreign invested enterprises, such as Pypo Beijing, would continue to enjoy existing preferential tax treatment until the legal expiration of such preferential tax treatment. Pypo Beijing qualified for certain preferential tax treatments as a “High Technology Enterprise”, for the calendar years 2003 to 2008. Beginning on January 1, 2009, however, Pypo Beijing became obligated to pay the uniform 25% enterprise income tax on its global income pursuant to the EIT Law.

Middle Kingdom has revised the disclosure on page 43 of the Amended S-4 to reflect the foregoing:

“Given the short history of the EIT law and lack of applicable legal precedent, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as Pypo Cayman or MK Cayman. If the PRC tax authorities determine that Pypo Cayman or MK Cayman is a “resident enterprise” for PRC enterprise income tax purposes, a number of tax consequences could follow. First, Pypo Cayman or MK Cayman could be subject to the enterprise income tax at a rate of 25% on its global taxable income. Second, the EIT Law provides that dividend income between “qualified resident enterprises” is exempt from income tax. It is unclear whether the dividends Pypo Cayman or MK Cayman receives from Pypo Beijing constitute dividend income between “qualified resident enterprises” and would therefore qualify for tax exemption. If Pypo Cayman or MK Cayman is required to pay income tax on any dividends it receives from Pypo Beijing, the amount of dividends Pypo Cayman or MK Cayman could pay to its shareholders would be materially reduced.

As of the date of this proxy statement/prospectus, the PRC tax authorities have not been able to provide Pypo Cayman or MK Cayman with a definitive determination as to the “resident enterprise” or “non-resident enterprise” status of MK Cayman, Pypo Cayman or Pypo HK. However, since it is not anticipated that any of MK Cayman, Pypo Cayman and Pypo HK would receive dividends from Pypo Beijing or generate other income in the near future, such companies are not expected to have any income that would be subject to the 25% enterprise income tax on global income in the near future. Pypo Cayman or MK Cayman will again consult with the PRC tax authorities and make any necessary tax payment if MK Cayman, Pypo Cayman or Pypo HK (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that MK Cayman, Pypo Cayman or Pypo HK is a resident enterprise under the EIT Law, and if any of such companies were to have income in the future. Although the EIT Law provides that resident enterprises, such as Pypo

Beijing, should be subject to the 25% enterprise income tax on global income from the period beginning January 1, 2008, Pypo Beijing was allowed by the PRC tax rules and the local tax authority to benefit from its existing preferential tax treatment as a “High Technology Enterprise”, which reduced the rate during the period from 2006 until the expiration of such treatment at the end of calendar 2008. Pypo Beijing will pay the full 25% enterprise income tax on global income for the period beginning January 1, 2009.”

Dividends that shareholders receive from Pypo Cayman or MK Cayman, page 44

10.	The last bullet point of prior comment 24 addressed withholding on all transfers of your shares by United States investors, not just the transfer upon consummation of the business combination as you mention on page 45. Therefore, we reissue that bullet point. Also, if your lack of withholding exposes you or investors to the risk of penalties imposed by government authorities, please revise the risk factor caption to say so directly and explain the risk in the text of the risk factor, or if appropriate, add a separate risk factor to address this issue.

Middle Kingdom has revised the disclosure on page 46 of the Amended S-4 to clarify that if the gain realized from the sale or transfer of shares of Pypo Cayman or MK Cayman is considered PRC-sourced income, neither MK Cayman nor Pypo Cayman has any obligation to withhold the 10% tax on any gains that non-resident investors (including U.S. investors) may realize from the transfer of their shares from and after the consummation of the business combination. The revised text reads as follows:

“If Pypo Cayman or MK Cayman were to pay any dividends in the future, Pypo Cayman or MK Cayman would again consult with the PRC tax authorities and if Pypo Cayman or MK Cayman (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Pypo Cayman or MK Cayman must withhold PRC tax on any dividends payable by such companies under the EIT Law, Pypo Cayman or MK Cayman will make any necessary tax withholding on dividends payable to its non-resident investors. If non-resident investors as described under the EIT Law (including U.S. investors) realized any gain from the sale or transfer of shares of Pypo Cayman or MK Cayman and if such gain were considered as PRC-sourced income, such non-resident investors would be responsible for paying 10% PRC income tax on the sale or transfer of shares of Pypo Cayman or MK Cayman. As indicated above, under the EIT Law and its implementing rules, neither MK Cayman nor Pypo Cayman would have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the transfer of their shares from and after the consummation of the business combination.”

Because neither MK Cayman nor Pypo Cayman would be responsible for withholding PRC tax on any gain realized by non-resident investors as described under the EIT Law (including U.S. investors) from the sale or transfer of their shares, there is no risk of penalties for failure to withhold for such taxes.

Pypo’s intercompany loans, page 45

11.	It appears from your response to the second bullet of prior comment 27 that Pypo’s intercompany loans are subject to PRC regulations but that PRC Authorities generally do not enforce those regulations. If so, please revise to eliminate the implication that such loans only “may” be subject to those regulations. Also ensure that the caption of this risk factor clearly conveys the risk to investors; for example, we note disclosure regarding fines, penalties or voiding of the loans.

Middle Kingdom has revised the caption of this risk factor on page 46 of the Amended S-4 in accordance with the Staff’s comment. The revised text reads as follows:

“Pypo’s intercompany loans are subject to PRC regulations. If PRC authorities enforce such regulations, the PRC authorities may declare these loans void, require the forfeiture of any interest paid and levy fines or other penalties upon the parties involved.”

The tax opinion provided to MK Arizona does not, page 53

12.	The caption of this risk factor merely states a fact rather than highlighting the reason that the fact creates a risk for investors. If the risk is that the tax consequences to investors related to the transaction and the offered securities are unclear and could negatively affect investors, please say so clearly. Also ensure that the text of the risk factor states clearly and directly the potential negative tax effects on investors.

Middle Kingdom has revised the caption of the risk factor and the text of the risk factor on page 54 of the Amended S-4 as follows (emphasis added in body of risk factor):

“The tax opinion provided to MK Arizona does not provide a “will” level of comfort on certain of the tax issues discussed in the tax disclosure and does not address all tax issues, including those that are dependent on future facts or events. If the tax authorities were to assert a position contrary to that described in this proxy statement/prospectus, such position (if sustained), may negatively affect security holders.

Cozen O’Connor, as United States counsel to MK Arizona, has provided an opinion to MK Arizona (which is attached as Exhibit 8.1 to the Registration Statement of which this proxy statement/prospectus forms a part) that, subject to the assumptions, limitations and qualifications stated therein and herein, Cozen O’Connor has confirmed and adopted as its opinion the statements of U.S. federal income tax law as set forth herein, including under the caption “Material United States Federal

Income Tax Considerations” (the “tax disclosure”). Because of the absence of guidance directly on point as to how the transactions contemplated by the merger, conversion and share exchange or otherwise discussed in the tax disclosure would be treated for U.S. federal income tax purposes, it is not possible to predict what contrary positions, if any, may be taken by the Internal Revenue Service or a court considering these tax issues and whether such positions would be materially different from those discussed in the tax disclosure (although the tax disclosure does describe certain possible alternative tax consequences). As a result, the word “should” and not “will” is often used throughout the tax disclosure in order to indicate a degree of uncertainty concerning these issues that is greater than would be indicated by a “will” level of opinion, but is less than would be indicated by a “more-likely-than-not” level of opinion. If the Internal Revenue Service were to assert a contrary position with respect to the tax treatment of an aspect of the transactions described in this proxy statement/prospectus, and prevail with respect to that assertion, security holders might be subject to additional U.S. federal income tax consequences which, in turn, could negatively affect the security holders, including as set forth in the tax disclosure. Moreover, certain tax issues that are discussed in the tax disclosure are dependent on future facts or events, such as whether MK Cayman will be classified as a PFIC for U.S. federal income tax purposes following the merger, conversion and share exchange, and therefore cannot be addressed by a tax opinion. Accordingly, each stockholder and warrant holder is urged to consult its own tax advisors regarding the tax issues discussed in the tax disclosure and how they may relate to the holder’s particular circumstances. See “Material United States Federal Income Tax Considerations,” below for further discussion of these issues.”

Balance Sheet data, page 59

13.	Please demonstrate to us whether the tax refund receivable is included in the amount to be received by Class B shareholders who elect to convert. Cite the basis for your conclusions. In this regard, please also show us your calculations supporting your disclosure regarding the amount per share that would be paid if conversion in connection with the business combination had occurred on a recent date.

Middle Kingdom advises the Staff that the tax refund of $240,000 was excluded in the computation of the value of the trust account per Class B common stock included in the pre-effective amendment 3 to the Form S-4, or $8.43. Middle Kingdom did not calculate and accrue this tax refund until finalizing its December 31, 2008 audited financial statements. The $240,000 tax refund should have been included in computation of the value of the trust account in pre-effective amendment 3 to the Form S-4.

Middle Kingdom has revised the Amended S-4 to include the tax refund of $240,000 in the computation of the value of the trust account per Class B common stock, which adjusts the value per share to $8.51. Middle Kingdom advises the Staff that the $240,000 is currently uncollected, an approximate number and subject to the completion and filing of the appropriate tax documents, and the approval of the relevant tax authorities.

The following table shows the calculations supporting the $8.51 per share disclosure included in the Amended S-4:

VALUE OF CLASS B SHARES	As filed in Pre-effective Amendment No. 3	As revised in Pre-effective Amendment No. 4

Total Class B Shares	3,072,263	3,072,263

Investments held in trust account	$25,918,923	$25,918,923
Income tax refund receivable		$240,000
	$25,918,923	$26,158,923

Escrow value of Class B Share	$8.4364	$8.5145
Disclosed in Pre-effective Amendment No. 3 and Pre-effective Amendment No. 4 - Rounded	$8.43	$8.51

Middle Kingdom further advises the Staff that it intends to reflect the above revisions in an amendment to its Form 10-K previously filed for the year ended December 31, 2008.

Conversion Rights, page 60

14.	We note the 14-day period mentioned in your response to prior comment 32:

•	please tell us where in the IPO disclosure you tell investors that they must act that quickly to avoid loss of their conversion rights; and

•

In this regard, we note your disclosure on page 69 that investors must hold their Class B shares through the date of the business combination but that you believe they will have “Sufficient time to deliver their shares to Middle Kingdom’s transfer agent.” Please reconcile this disclosure with your statement on page 70 regarding shareholders having a “more difficult time meeting the deadline...”

(a) Middle Kingdom advises the Staff that its IPO prospectus did not address the date after the meeting by which its stockholders were required to submit their certificates. In order to address the Staff’s concerns that investors may be required to act quickly to avoid the loss of their conversion rights, Middle Kingdom has revised the disclosure throughout the Amended S-4 to provide for a 30-day period after the special meeting within which stockholders that elected conversion prior to the vote on the business combination could deliver their Class B shares. Middle Kingdom respectfully submits that such a grace period should allow its stockholders sufficient time to deliver their shares after the meeting.

(b) Middle Kingdom advises the Staff that the disclosure referenced in the second bullet point in the comment was meant to indicate that stockholders holding physical certificates must take additional steps to meet the deadline for tendering their shares as opposed to those stockholders that deliver their shares electronically, as stockholders holding physical certificates will be required to physically submit the certificates as opposed to simply contacting their broker and having their shares electronically delivered, which some stockholders may consider more demanding. Middle Kingdom has revised the disclosure on page 72 of the Amended S-4 as follows:

“Although delivery of shares is not required until 30 days after the special meeting, stockholders who request physical stock certificates and wish to convert must take additional steps to meet the deadline for tendering their shares as opposed to those stockholders that deliver their shares electronically.”

Conversion Procedure

15.	Regarding your response to prior comment 35, please clarify why shareholders must vote in favor of the business combination in order to withdraw a conversion election. Given the conversion procedures that you say investors must follow in order for you to honor the conversion election, it appears that failure to follow any one of them would effectively withdraw a conversion election.

Middle Kingdom has revised the disclosure on page 72 of the Amended S-4 as follows:

“In the event that a stockholder tenders its Class B shares and decides prior to the special meeting that it does not want to convert its Class B shares, the stockholder may withdraw the tender by (a) withdrawing its conversion election, (b) voting for the business combination or (c) failing to follow any of the procedures in the above paragraphs.”

16.	Please revise your proxy card to be consistent with this section. For example, your proxy card refers to a requirement to check a box on the card and a requirement to tender shares by the day prior to the special meeting.

Middle Kingdom has revised the proxy card to be consistent with this section.

Background of the Business Combination, page 73

17.	Regarding your response to prior comment 36:

•

Please provide a more complete analysis supporting your conclusion that ARC was acting solely in the capacity of a shareholder when it acted as a principal negotiator and prepared the type of material you previously provided as Exhibit E. Include applicable references to governing authority regarding the role of a shareholder in the jurisdiction in which the target is incorporated;

•

Your revisions in response to the second bullet point imply that the SPAC Investments analysis were solely of other companies. Please reconcile this statement with the content of exhibits I and J that you previously provided. Also, note that an analysis of other companies may generate disclosure required by Form S-4 Item 4(b) if materially related to the transaction, therefore, please provide us your materiality analysis.

(a) As previously disclosed in response to prior comment 36, Middle Kingdom’s dealings with ARC Capital have always been in ARC Capital’s capacity as a shareholder of Pypo, and ARC Capital has never served as an advisor to Middle Kingdom or its board of directors. Middle Kingdom respectfully advises the Staff that the basis for the foregoing conclusions are as follows:

1. ARC Capital and Middle Kingdom have never been party to any written or oral agreement (formal or informal) wherein ARC Capital was asked to advise Middle Kingdom or its board of directors on any matters.

2. As discussed in prior comment 36, Middle Kingdom was required to execute a confidentiality agreement with ARC Capital prior to ARC Capital providing it with information about Pypo. Middle Kingdom believes the requirement by ARC Capital that Middle Kingdom execute a confidentiality agreement demonstrates that ARC Capital was acting on behalf of the Pypo shareholders in its dealings with Middle Kingdom.

3. Middle Kingdom viewed the presentation provided in exhibit E as introductory material. As disclosed in the proxy statement / prospectus, Middle Kingdom became aware of Pypo only three days prior to receiving the presentation.

(b) Middle Kingdom confirms that SPAC Investments did not perform any direct analysis of Pypo that was material to the transaction. Middle Kingdom acknowledges that exhibit I and J provided to the Staff discuss Pypo. However, all the information regarding Pypo was provided to SPAC Investments by Middle Kingdom. SPAC Investments was not retained to perform any independent analysis of Pypo. SPAC Investments hosts a web site that provides analysis of publicly traded special purpose acquisition corporations. The analysis provided on the web site is strictly based on publicly available information provided by the various companies in their public filings. The analysis on the web site assists subscribers in comparing the various transactions that have been announced in the SPAC market. During its negotiations with Pypo and prior to agreeing with Pypo on the purchase price consideration, Middle Kingdom provided SPAC Investments with potential deal terms so that SPAC Investments could show Middle Kingdom how the various deal structures compared to other SPACs. Exhibits I and J are the print-outs created by SPAC Investments demonstrating the type of analysis that might be published on SPAC Investments’ fee-based web site based on the various deal structures. The information on pages 1 and 2 of exhibit I regarding Pypo was provided to SPAC Investments by Middle Kingdom and the strategy section on page 2 of exhibit I was prepared to assist Middle Kingdom in marketing the transaction to the public market.

To summarize:

1. SPAC Investments did not provide Middle Kingdom with any analysis of Pypo, but only provided Middle Kingdom with commentary of how the Pypo transaction would compare to other SPAC transactions.

2. The Pypo-specific information in the exhibits I and J were provided to SPAC Investments by Middle Kingdom.

3. The primary functions of SPAC Investments was to assist Middle Kingdom in (i) presenting the transaction to the investment community, and (ii) structuring a transaction that would be attractive as compared to other SPAC transactions in the market.

18.	We note your response to prior comment 37 and the filing made on March 9, 2009 pursuant to Rule 425 of Regulation C. Given that the transaction registered here appears to involve an initial public offering of securities, tell us why the March 9, 2009 filing implies that forward-looking statements are subject to the safe harbor of the Private Securities Litigation Reform Act.

MK Arizona has revised the forward-looking statement language in the Rule 425 filing to remove references to the safe harbor included in the Private Securities Litigation Reform Act.

Interest of Middle Kingdom’s Management, page 77

19.	Please reconcile the numbers at the end of the first bullet point with the information in the table on page 197.

Middle Kingdom has revised the disclosure previously on page 77 of the Original S-4 to clarify that Middle Kingdom’s officers, directors and initial sponsor hold not only the “90,450 shares of the common stock and 452,250 of the Class A warrants underlying the Series A units” referenced in the Original S-4, but also 750,000 shares of common stock acquired prior to the IPO. The number of shares of common stock referenced on page 77 of the Original S-4 are: (i) 750,000 shares acquired prior to the IPO, (ii) 1,250 shares acquired after the IPO, and (iii) 90,450 shares underlying Series A units. The sum of the shares listed in (i)-(iii) is 841,700, which reconciles to the number of shares listed under the “All directors and executive officers as a group” on page 197 of the Original S-4.

Middle Kingdom’s Reasons, page 78.

20.	The third-to-last paragraph suggests that Middle Kingdom is submitting the business combination to a vote of its shareholders merely because it is required to do so and that stockholders concerned with the matters disclosed should consider voting against the transaction. However, the disclosure on page 8 states that the board recommends a vote in favor of that proposal. Please revise, with a view toward providing clear disclosure regarding whether your board recommends that stockholders vote in favor of the transaction. If your board recommends the transaction notwithstanding the factors disclosed, explain how the board reached that conclusion.

Middle Kingdom is submitting the business combination for a vote of its stockholders and is recommending a vote in favor of the business combination because it believes that consummation of the business combination is in the best interests of its stockholders. Middle Kingdom reached this determination through consideration of the potential advantages and disadvantages of a business combination with Pypo which are disclosed on pages 84 to 87 of the Amended S-4. Despite the recent downturn in the global economy, Middle Kingdom continues to believe that the business combination is in the best interests of its stockholders, and will continue to recommend a vote in favor of the business combination because it believes that Pypo is well-positioned to participate in the expected growth of China’s mobile phone industry, and that this industry is likely to achieve compelling growth rates over the next several years. While continuing to believe in Pypo’s long term prospects, Middle Kingdom understands the concerns of the Class B stockholders who are focused on short-term investment performance or concerned about the investment risks associated with the current state of the world economy, or the fact that Pypo’s net income projections are out of date and may not be indicative of future results. The revisions to the disclosure were intended to provide information to stockholders with such concerns so they could determine whether to vote against the business combination and convert their Class B shares into their pro rata portion of the trust account.

To clarify the distinction between long and short term concerns and to demonstrate the Middle Kingdom board’s understanding of its stockholders’ alternatives, Middle Kingdom has revised the disclosure on page 83 of the Amended S-4 as follows:

“Middle Kingdom is submitting the business combination for a vote of Middle Kingdom’s stockholders and Middle Kingdom does not intend to modify the terms of the business combination with Pypo prior to such vote. Middle Kingdom’s board of directors is submitting the business combination to such vote and recommending a vote in favor of such business combination because it believes that the business combination is in the best interests of its stockholders. Middle Kingdom’s board of directors reached this determination by considering the potential advantages and disadvantages of a business combination with Pypo. See the sections below entitled “—Potential Advantages of the Business Combination with Pypo” and “—Potential Disadvantages of the Business Combination with Pypo.” Middle Kingdom’s board of directors continues to believe the business combination is in the best interests of its stockholders despite the recent global economic downturn because the board believes that Pypo’s long-term prospects support the valuation underlying the business combination: Pypo is well-positioned to participate in the expected growth of China’s mobile phone industry, and the industry is likely to achieve compelling growth rates over the next several years. While continuing to believe in Pypo’s long term prospects, Middle Kingdom’s board understands the concerns of the Class B stockholders who are focused on short-term investment performance or concerned about the investment risks associated with the current state of the world economy or the fact that Pypo’s net income projections are out of date and may not be indicative of future results. Such Class B stockholders should consider voting against the business combination and converting their Class B shares into their pro rata portion of the trust account.”

21.	We note that the $54,000,000 for Pypo mentioned in the table is based on adjustments to net income as outlined on page 89. With a view toward disclosure, please tell us whether the net income figures for the other companies included in the table contain similar adjustments. If not, please clarify how the board concluded that the analysis provided meaningful information.

Middle Kingdom advises the Staff that the net income figures for the companies listed in the table do not include adjustments similar to those prescribed in the share exchange agreement and similarly disclosed on page 89 of the Original S-4. Middle Kingdom’s board concluded that despite the fact that similar adjustments were not made that the comparable information was meaningful for the following reasons:

1. With respect to the first and third bullet points of the definition of Adjusted Net Income set forth on page 89 of the Original S-4, these adjustments are intended to eliminate from consideration certain charges against income that would result only from the proposed business combination transaction or from Pypo’s retail acquisition strategy. Middle Kingdom’s board believes that the valuation of Pypo should not be materially diminished by such transaction-related expenses.

2. With respect to the second bullet point of the definition of Adjusted Net Income set forth on page 89 of the Original S-4, Middle Kingdom’s board did not believe that the valuation of Pypo should be materially diminished by any third-party after-tax cost of Sarbanes-Oxley compliance. Given the size of the comparable companies, the board did not believe that similar adjustments would materially effect the price earnings ratios in the table.

3. With respect to the fourth bullet point of the definition of Adjusted Net Income set forth on page 89 of the Original S-4, this adjustment was needed only to correct for any tax effect of the first three adjustments.

Middle Kingdom has added disclosure to the table to inform investors that while certain adjustments that might increase Pypo’s adjusted net income above that which would result from a net income calculation pursuant to U.S. GAAP, no such adjustments were applied to the companies in the table, as Middle Kingdom did not believe any such adjustments would have been material for the purpose of comparative valuation.

Middle Kingdom has added the following footnote on page 81 of the Amended S-4:

“The earn out target for Pypo is based on Pypo’s adjusted net income, which definition makes certain adjustments that may increase Pypo’s adjusted net income above that which would result from net income calculated pursuant to U.S. GAAP. No such adjustments were applied to the net income calculation for the other companies in the table. Middle Kingdom did not believe any such adjustments would have been material for the purpose of comparative valuation.”

China is experiencing accelerating mobile phone subscriber growth, page 82

22.	Refer to the added footnote.

•	Please clarify what you mean by your statement that the disclosed data do not represent facts; and

•	Please tell us how you determined that the market data presented here and throughout your prospectus remains reliable, particularly given your disclosure like on page 81 regarding a downturn.

(a) Middle Kingdom has revised the footnote on page 84 of the Amended S-4 to clarify that the Gartner Reports are opinions or viewpoints drawn from certain data. The revised disclosure reads as follows:

“The Gartner Reports described herein represent research opinions or viewpoints published as part of a syndicated subscription service by Gartner, Inc. and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this proxy statement/prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.”

(b) Middle Kingdom has added the following disclosure on pages 85 and 142 of the Amended S-4:

“Since the data sources cited in this section were provided to Middle Kingdom and Pypo, an unprecedented deterioration in the global economy has occurred which has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products. As a result, the prospective data included above may no longer be reliable and may not be indicative of future results. Furthermore, due to continued uncertainty caused by the current economic conditions, Middle Kingdom has not sought to update the prospective data included above.”

Material United States Federal Income Tax Consequences, page 104

23.	We note your response to prior comment 45 that the opinion uses the word “should” because your disclosure does not address all tax issues that maybe relevant to all stockholders or warrant holders. However, given your disclosure carving out shareholders subject to special rules, it is unclear why the possibility of the applicability of those special rules would be a reason to provide equivocal tax disclosure. Please revise or advise.

Middle Kingdom respectfully advises the Staff that the purpose of the “disclosure carving out shareholders subject to special rules” was not to indicate that the sole reason for providing “should” level opinions was the existence of such shareholders. “Should” level opinions are used in the tax disclosure where there is a lack of clear authority directly on point with respect to a specific issue.

24.	For circumstances where equivocal tax disclosure is appropriate, please address that part of prior comments 44 and 45 regarding disclosure of the degree of uncertainty.

Middle Kingdom has added the following disclosure on page 107 of the Amended S-4:

“Because of the absence of guidance directly on point as to how the transactions contemplated by the merger, conversion and share exchange or otherwise discussed in this section would be treated for U.S. federal income tax purposes, it is not possible to predict what contrary positions, if any, may be taken by the Internal Revenue Service or a court considering these tax issues and whether such positions would be materially different from those discussed in this section (although the disclosure does describe certain possible alternative tax consequences). As a result, the word “should” and not “will” is often used throughout this section in order to indicate a degree of uncertainty concerning these issues that is greater than would be indicated by a “will” level of opinion, but is less than would be indicated by a “more-likely-than-not” level of opinion. If the Internal Revenue Service were to assert a contrary position with respect to the tax treatment of an aspect of the transactions described in this section, and prevail with respect to that assertion, security holders might be subject to additional U.S. federal income tax consequences which, in turn, could negatively affect the security holders, including as set forth in this section.

25.	We note the first sentence of your response to prior comment 30; however, Form 20-F Item 10.E is not limited to United States Federal income taxes. Please expand your disclosure accordingly, and ensure that the other sections of your prospectus address all other applicable requirements of Item 10.

Middle Kingdom advises the Staff that as required by Item 10.E. of Form 20-F, it has added disclosure to the Amended S-4 to address taxes, other than United States federal income taxes, to which shareholders in the host country (which is defined in General Instruction F to Form 20-F as the United States), may be subject. Middle Kingdom has added the following disclosure on page 45 of the Amended S-4, which discusses the potential PRC tax consequences that MK Cayman’s shareholders may be subject to as a result of dividends from MK Cayman or as a result of any gain on the sale or transfer of their MK Cayman’s shares:

“Dividends that shareholders receive from Pypo Cayman or MK Cayman, and any gain on the sale or transfer of Pypo Cayman or MK Cayman’s shares, may become subject to taxes under PRC tax laws.

If dividends payable to shareholders by Pypo Cayman or MK Cayman are treated as income derived from sources within the PRC, then the dividends that shareholders receive from Pypo Cayman or MK Cayman, and any gain on the sale or transfer of Pypo Cayman or MK Cayman’s shares, may become subject to taxes under PRC tax laws.

Under the EIT Law and the implementing rules of the EIT Law, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

The dividends paid by Pypo Cayman or MK Cayman to non-resident investors with respect to their respective shares, or gain non-resident investors may realize from the transfer of shares of Pypo Cayman or MK Cayman, may be treated as PRC-sourced income and, as a result, may be subject to PRC tax at a rate of 10%. In such event, Pypo Cayman or MK Cayman also may be required to withhold a 10% PRC tax on any dividends paid to non-resident investors. In addition, non-resident investors in Pypo Cayman or MK Cayman may be responsible for paying PRC tax at a rate of 10% on any gain realized from the transfer of shares of Pypo Cayman or MK Cayman from and after the consummation of the business combination if such non-resident investors and the gain satisfies the requirements under the EIT Law and its implementing rules. However, under the EIT Law and its implementing rules, neither MK Cayman nor Pypo Cayman would have an obligation to withhold income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the transfer of their shares from and after the consummation of the business combination. If Pypo Cayman or MK Cayman is required under the EIT Law to withhold PRC income tax on dividends payable to its non-resident investors that are “non-resident enterprises,” or if such non-resident investors are required to pay PRC income tax on the transfer of Pypo Cayman’s or MK Cayman’s shares, any investment in Pypo Cayman or MK Cayman or the combined company following the business combination may be materially adversely affected.

If any such PRC taxes apply, you may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty or a foreign tax credit against your domestic income tax liability (subject to applicable conditions and limitations). You should consult with your own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits. In the case of a U.S. Holder, as defined in the section entitled “Material United States Federal Income Tax Considerations – General,” if PRC taxes apply to dividends paid on the ordinary shares of MK Cayman, or to gain from the disposition of the ordinary shares or warrants, such taxes should be treated as foreign taxes eligible for a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations), and the U.S. Holder should be entitled to certain benefits under the income tax treaty between the United States and the PRC (including the treatment of any such income as arising in the PRC for purposes of calculating such foreign tax credit), if such holder is considered a resident of the United States for the purposes of the treaty. See “Material United States Federal Income Tax Considerations – Taxation of Distributions Paid on Ordinary Shares,” and “–Taxation on the Disposition of Ordinary Shares and Warrants.” U.S. Holders should consult their own tax advisors regarding the creditability of any PRC taxes and such U.S. Holder’s eligibility for the benefits of the income tax treaty between the United States and the PRC.

If Pypo Cayman or MK Cayman were to pay any dividends in the future, Pypo Cayman or MK Cayman will again consult with the PRC tax authorities and if Pypo Cayman or MK Cayman (based on future clarifying guidance issued by the PRC), or the PRC tax authorities, determine that Pypo Cayman or MK Cayman must withhold PRC tax on any dividends payable by such companies under the EIT Law, Pypo Cayman or MK Cayman will make any necessary tax withholding on dividends payable to its non-resident investors. If non-resident investors as described under the EIT Law (including U.S. investors) realize any gain from the sale or transfer of shares of Pypo Cayman or MK Cayman and if such gain is considered as PRC-sourced income, such non-resident investors would be responsible for paying 10% PRC income tax on the sale or transfer of shares of Pypo Cayman or MK Cayman. As indicated above, under the EIT Law and its implementing rules, neither MK Cayman nor Pypo Cayman would have an obligation to withhold PRC income tax in respect of the gains that non-resident investors (including U.S. investors) may realize from the transfer of their shares from and after the consummation of the business combination.”

Additionally, Middle Kingdom acknowledges the second sentence of the Staff’s comment, and believes it has provided the required disclosure.

Tax consequences of the Business Combination, page 105

26.	Please disclose the tax consequences of the business combination to shareholders.

Middle Kingdom has revised the section heading and the disclosure on page 108 of the Amended S-4 as follows:

“Tax Consequences of the Business Combination with respect to MK Cayman and Holders of MK Cayman Securities

Neither MK Cayman nor holders of MK Cayman securities will recognize any gain or loss for U.S. federal income tax purposes as a result of the business combination.”

Tax Consequences to MK Arizona and MK Cayman, page 107

27.	The penultimate paragraph of this section appears to say that the tax on the gain under Section 367 must be paid if the 60% threshold is exceeded. The last paragraph of this section appears the say that the tax on the gain under Section 367 must be paid if the 60% threshold is not exceeded. Please reconcile.

Middle Kingdom advises the Staff that the tax on the gain under Section 367 is only a part of the “inversion gain” referenced in the paragraph discussing the application of Section 7874(a). The 60% threshold relates to the application of Section 7874(a) (including as Middle Kingdom has revised the disclosure on page 109 of the Amended S-4 as follows (emphasis added):

“Even if Section 7874(b) does not apply to a transaction, Section 7874(a) of the Code generally provides that where a corporation organized outside the United States acquires, directly or indirectly, pursuant to a plan or series of related transactions substantially all of the assets of a corporation organized in the United States, the acquired corporation will be subject to U.S. federal income tax on its “inversion gain” (which cannot be reduced by, for example, net operating losses otherwise available to the acquired corporation) if the shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 60% (but less than 80%) of either the voting power or the value of the stock of the acquiring corporation after the acquisition. For this purpose, inversion gain includes, among other items, any gain recognized under Section 367 of the Code by reason of the transfer of the properties of the acquired corporation to the foreign (non-U.S.) acquiring corporation pursuant to the transaction. If, as discussed above, Section 7874(b) did not apply, such gain would be recognized regardless of the application of Section 7874(a) as discussed in the following paragraph. After the completion of the business combination, which will occur immediately after and as part of the same plan as the conversion, the former stockholders of MK Arizona, by reason of owning shares of MK Arizona, will own less than 60% of the ordinary shares of MK Cayman. Accordingly, the provisions of Section 7874(a) would not apply.

Taxation on the Disposition … page 108

28.	We note the last parenthetical phrase in this section added in response to prior comment 48. Please clarify how that phrase represents a “benefit.”

Middle Kingdom has revised the parenthetical phrase on page 111 of the Amended S-4 as follows:

“…(including the treatment of any such income as arising in the PRC for purposes of determining entitlement to the benefits of such foreign tax credit, the amount of which depends, in part, on the level of foreign source income)…”

The Redomestication Proposal, page 113

29.	Regarding your response to prior comment 49:

•

Several of the factors cited would not seem to support redomesticating in the Cayman islands as opposed to another jurisdiction. For example, you note in the second paragraph that a Cayman Islands entity would be eligible to become listed on the Hong Kong stock exchange. Are entities incorporated outside the Cayman Islands prohibited from being listed on that exchange? If entities incorporated in other jurisdictions are eligible for such listing, then explain why the Cayman Islands was selected as opposed to the other jurisdictions; and

•

If you were motivated to recommend the proposal based on a primary factor, and the other factors merely supported the decision, please ensure that the primary factor is identified as such and prominently presented throughout your document where you describe this proposal and fully explained in an appropriate section of your document. For example, if the “favorable tax treatment” mentioned in your disclosure caused you to select the Cayman Islands, please make that clear; and

•	Describe the nature of the “favorable tax treatment” you expect to be afforded to the surviving entity after completion of the business combination.

Please also revise the first paragraph on page 7 to summarize the revisions you make in response to this comment. Also apply the guidance in this comment to your disclosure added on page 142 in response to the second bullet of prior comment 58; for example, we note the similar references there to listing on the Hong Kong exchange and favorable tax treatment.

In response to the Staff’s comment, Middle Kingdom has revised the disclosure on pages 7, 116 and 145 as follows:

The revised disclosure appearing on page 7 of the Amended S-4 is as follows:

“A. As substantially all of the business operations of Pypo are conducted outside the United States, Middle Kingdom and Pypo determined to complete the redomestication as part of the business combination. The Cayman Islands was chosen as Pypo’s domicile primarily because a Caymans Islands entity would be eligible to become listed on the Hong Kong stock exchange, if in the future, the combined company determined to pursue such a listing. In addition, the Cayman Islands has a well developed international banking network, has a favorable taxing regime, is politically stable, and has an infrastructure heavily experienced in providing government and legal services to holding companies of off-shore operating entities, such as Pypo. Lastly, several Cayman Island law firms maintain offices in China. See “The Redomestication Proposal” below.”

The revised disclosure appearing on page 116 of the Amended S-4 is as follows:

“As substantially all of the business operations of Pypo are conducted outside the United States, Middle Kingdom management and Pypo determined to complete the redomestication as part of the business combination, and the requirement that the redomestication be completed is a condition to closing of the business combination. The most important reason the Pypo shareholders required the redomestication to be to the Cayman Islands was that a Caymans Islands entity would be eligible to become listed on the Hong Kong stock exchange, if in the future, the combined company determined to pursue such a listing. In addition, the Cayman Islands has a well developed international banking network, has a favorable taxing regime, is politically stable, and has an infrastructure heavily experienced in providing government and legal services to holding companies of off-shore operating entities, such as Pypo. Lastly, several Cayman Island law firms maintain offices in China….”

The revised disclosure appearing on page 145 of the Amended S-4 is as follows (emphasis added):

“Under PRC laws, foreign direct investment in a domestic PRC company is subject to prior government approval and certain registration requirements. As a result, PRC companies that seek overseas financing and listing opportunities typically form offshore holding structures, allowing foreign investors to invest in offshore holding companies. Such a structure allows companies to avoid the requirements to obtain prior government approval and comply with PRC registration requirements. These offshore holding companies in turn invest capital in domestic PRC operating companies. Like many other similarly situated Chinese companies, Pypo adopted such a structure by forming offshore holding companies in the Cayman Islands and Hong Kong. Pypo formed holding companies in both the Cayman Islands and Hong Kong to effectuate this structure due to certain tax, regulatory, investment and other business-related considerations. For example, forming a Cayman Islands holding company affords Pypo the benefit of having its PRC derived income be exempt from Cayman Islands taxes. Moreover, one of the primary reasons the Pypo shareholders required the redomestication to be to the Cayman Islands was that a Cayman Islands entity would be eligible to become listed on the Hong Kong stock exchange, if in the future, the combined company determined to pursue such a listing. In addition, forming a Hong Kong holding company allows Pypo to enjoy preferential tax treatment pursuant to the Double Tax Avoidance Agreement between Hong Kong and the PRC.”

Middle Kingdom advises the staff that with respect to companies located in the PRC, the only two jurisdictions outside of China or Hong Kong that have been accepted for listing of IPOs on the Hong Kong Stock Exchange since 2004 have been Bermuda and the Cayman Islands, although other jurisdictions with acceptable corporate governance may also be considered on a case-by-case basis. Based on information from the subscription-based dealogic.com web site, of the 138 IPOs of companies located in the PRC and domiciled outside of China or Hong Kong listed on the Hong Kong Stock Exchange since 2004, 128 (or 93.4%) have been Cayman Islands companies.

Reason for the proposal, page 127

30.	We note the disclosure on page 21 of your March 9, 2009 filing under Rule 425 regarding the use of stock as an “acquisition currency” to “accelerate” an “M&A” strategy. Please tell us why this strategy is not fully described here.

Middle Kingdom has added the following disclosure to page 130 of the Amended S-4 (emphasis added):

“In negotiating the merger agreement, the parties agreed that the number of shares of capital stock authorized under Middle Kingdom’s Certificate of Incorporation was not sufficient and that it would be prudent to increase the number of authorized shares in connection with the redomestication to provide a reserve of shares available for issuance to meet business needs as they arise. Such future activities may include, without limitation, mergers and acquisitions, equity financings, providing equity incentives to employees under compensation plans, effecting stock splits, or paying dividends. Pypo has recently completed several acquisitions of retail chains, and upon the closing of the business combination, MK Cayman may choose to utilize its publicly traded ordinary shares to complete additional acquisitions. Although MK Cayman has no present obligation to issue additional shares (except pursuant to outstanding warrants and purchase options), it may, in the future, issue ordinary shares in connection with the activities described above or otherwise.”

Industry Background, page 137

31.	We note your response to prior comment 57. Expand to clarify the nature of the government licensing program referenced on page 138. For example, are distributors of 3G mobile phones required to obtain a license or does this requirement relate solely to carriers? If this licensing requirement is imposed on distributors, please disclose whether Pypo or its affiliates currently have the required licenses and, if not, whether they intend to seek one.

Middle Kingdom respectfully advises the Staff that the Chinese government commenced the restructuring plan with the intention to increase competition in the market for mobile phone carriers, which had been previously dominated by one company, China Mobile. To further this goal, the Chinese government allocated its available 3G networks to three wireless carriers: China Mobile, China Unicom and China Telcom. The Chinese government granted each of these carriers a formal license to operate on the 3G network in January 2009.

Middle Kingdom has revised the disclosure on page 141 of the Amended S-4 to reflect the foregoing and to clarify no license is required to distribute 3G mobile phones in the PRC:

“As part of the restructuring plan, the Chinese government allocated its available 3G networks to three wireless carriers: China Mobile, China Unicom and China Telcom. The Chinese government granted each of these carriers a formal license to operate on the 3G network in January 2009. There is no analogous license requirement for the distribution of 3G mobile phones in the PRC. Pypo believes the adoption of the 3G standard, the government licensing program and the resulting increase in competition in the market for mobile phone carriers will result in increased demand for 3G mobile phones and accessories in China, a trend from which Pypo hopes to benefit.”

Corporate Organization and Operating History, page 139

32.	We note your response to prior comment 58. Please expand the third full paragraph on page 142 to clarify how Pypo’s use of partially owned entities ensures cooperation from unaffiliated entities or individuals. Also clarify to which unaffiliated entities or individuals you are referring.

Pypo acquires partial interests in local retail stores from unaffiliated entities or individuals as part of its retail operation growth strategy. These unaffiliated entities or individuals retain an interest in their respective stores, providing such entities and individuals with performance incentives and ensuring the cooperation of such entities and individuals. By retaining these prior owners, Pypo also leverages their local market expertise, local presence and reputation, with the goal of increasing national coverage, achieving economies of scale and establishing a strong brand name.

Middle Kingdom has revised the disclosure on page 145 of the Amended S-4 to reflect the foregoing. The revised text reads as follows:

“Pypo Cayman has 73 subsidiaries (of which 24 are wholly owned subsidiaries and 49 are consolidated affiliated entities) that facilitate the operation of its distribution and retail businesses in various provinces in China. Pypo set up subsidiaries in the various regions in China to optimize local business operations. Locally based subsidiaries give Pypo enhanced access to and communication with local clients and local government authorities. In addition, the multiple subsidiary structure limits the liability of parent holding companies and that of Pypo’s other subsidiaries.

Pypo has acquired partial interests in local retail stores from unaffiliated entities or individuals as part of its retail operation growth strategy. These prior owners retain an interest in the store, providing them with performance incentives and ensuring their continued cooperation. By retaining these prior owners, Pypo also leverages their local market expertise, local presence and reputation with the goal of increasing national coverage, achieving economies of scale and establishing a strong brand name.”

Pypo’s Management’s Discussion and Analysis …, page 148

33.	We note your response to prior comment 60. Given the downturn that you disclose in your prospectus, please tell us (1) whether the historic information presented accurately represents the current operations and condition of Pypo and(2) whether you plan to update Pypo’s financial statements. See Rule 408.

As disclosed in the Amended S-4, the recent deterioration in the global economy has negatively impacted the retail sector, the market for the distribution of wireless telecommunications products in the PRC, and Pypo’s operations and financial results. As a result, Pypo’s historical financial information as of September 30, 2008, discussed in “Pypo’s Management Discussion and Analysis of Financial Condition and Results of Operations,” may not reflect Pypo’s trends and prospects. Because Pypo does not yet have final results for any period following September 30, 2008, the Amended S-4 does not include any updated financial statements for Pypo. However, Middle Kingdom has added the following disclosure on page 151 of the Amended S-4 to address known trends and uncertainties arising from the economic downturn:

“Although Pypo does not have final results for the three months ended December 31, 2008, Pypo has been adversely affected by the deterioration in the global economy, which has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products in the PRC. As a result, Pypo expects gross profit, income from operations and net income will likely decrease materially from the three months ended December 31, 2007. This decrease is expected to result from significant decreases in the average sales prices for mobile phones and reduced demand for mobile phones at the high end of Pypo’s product line, partially offset by a significantly higher volume of lower priced mobile phones sold. In addition, Pypo’s gross margins for the three months ended December 31, 2008 are expected to be negatively impacted due to the significantly higher volume of lower priced mobile phones sold, yearly price reductions for mature technology and discounts implemented to reduce inventories.

In addition, the expected decline in Pypo’s financial performance will likely result in the impairment of goodwill and other intangible assets. Pypo will perform goodwill and other intangible asset impairment tests in accordance with current accounting standards, which will likely result in impairment charges for the fiscal year ended March 31, 2009. Because Pypo does not have final results for any period after September 30, 2008, actual results could differ materially from the expected results discussed herein. In addition, because of the preliminary nature of the information currently available regarding any financial periods following September 30, 2008, we may identify additional issues of which we are currently unaware. We cannot assure you that Pypo’s results for the three months ended December 31, 2008 will be indicative of our financial results for the full fiscal year or for future periods.”

In addition, Middle Kingdom has added additional risk factor disclosure on page 37 of the Amended S-4 as follows:

“Pypo and MK Cayman may continue to be negatively affected by the economic crisis in the United States and key international markets.

The recent downturn in the financial markets and in economic conditions has negatively impacted Pypo’s revenues, financial condition, results of operations and liquidity. As widely reported, the global capital and credit markets, including those in China and throughout Asia, have been experiencing volatility and disruption for over a year, which has led to a recent downturn in global economic conditions.

Although Pypo does not have final results for the three months ended December 31, 2008, Pypo has been adversely affected by the deterioration in the global economy, which has negatively impacted the retail sector and the market for the distribution of wireless telecommunications products in the PRC. As a result, Pypo expects gross profit, income from operations and net income will likely decrease materially from the three months ended December 31, 2007. This decrease is expected to result from significant decreases in the average sales prices for mobile phones and reduced demand for mobile phones at the high end of Pypo’s product line, partially offset by a significantly higher volume of lower priced mobile phones sold. In addition, Pypo’s gross margins for the three months ended December 31, 2008 are expected to be negatively impacted due to the significantly higher volume of lower priced mobile phones sold, yearly price reductions for mature technology and discounts implemented to reduce inventories. See the discussion under the heading, “Pypo’s Management’s Discussion and Analysis of Financial Condition and Results of Operation – Overview”.

Pypo cannot predict the timing or duration of any economic slowdown or the timing or strength of a subsequent economic recovery. Further deterioration in the financial markets and in economic conditions generally could adversely affect Pypo’s business and financial results. A continued slowdown in China’s economy could negatively impact consumer spending patterns. Recessionary economic cycles, inflation, deflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels and other economic factors that may affect consumer spending or buying habits in the PRC could adversely affect the demand for products Pypo sells in its stores or distributes to its retail customers and regional distributors. Pypo’s retail stores and its retail customers could experience reduced traffic or limitations on the prices they can charge for Pypo’s products, either of which could reduce sales and profit margins.

In recent months, the markets have exerted downward pressure on availability of liquidity and credit for companies. While currently these conditions have not materially impaired Pypo’s ability to access credit markets or finance its operations, Pypo needs liquidity to pay operating expenses, make payments on indebtedness and pay capital expenditures. Without sufficient liquidity, Pypo could be forced to curtail its operations or be prevented from pursuing new business opportunities. The current sources of Pypo’s liquidity are funds generated from operating activities, available cash and cash equivalents, and borrowings under credit agreements and other debt financings. If Pypo’s current resources do not satisfy its liquidity requirements, it may need to seek additional financing. The availability of additional financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and Pypo’s credit ratings, as well as the possibility that lenders could develop a negative perception of Pypo’s prospects or the telecommunications industry in general. Pypo may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

In addition, the current tightening of credit in financial markets may adversely affect the ability of Pypo’s customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for products and services. Further, these economic conditions make it difficult for Pypo and its customers and suppliers to accurately forecast and plan future business activities, and could cause Pypo’s customers to slow spending on the products Pypo distributes and sells, which would delay and lengthen sales cycles. If the mobile phone distribution and retail markets in China continue to deteriorate due to these global economic conditions, Pypo’s business, financial condition and results of operations will likely be materially and adversely affected.

An impairment in the carrying value of Pypo’s goodwill or other intangible assets could adversely affect Pypo’s financial condition and results of operations.

Pypo is required to annually test goodwill and other intangible assets, including the goodwill and other intangible assets associated with past acquisitions and any future acquisitions, to determine if impairment has occurred. Additionally, interim reviews must be performed whenever events or changes in circumstances indicate that impairment may have occurred. If the testing performed indicates that impairment has occurred, Pypo is required to record a non-cash impairment charge in the period the determination is made. The testing of goodwill and other intangible assets for impairment requires Pypo to make significant estimates about its future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in business operations or changes in competition. As noted below in the discussion under the heading “Pypo’s Management’s Discussion and Analysis of Financial Condition and Results of Operation – Overview”, Pypo will perform impairment tests on goodwill and other intangible assets in accordance with current accounting standards, which will likely result in impairment charges for the fiscal year ended March 31, 2009. Continued changes in the aforementioned factors, or changes in actual performance compared with estimates of Pypo’s future performance, could negatively affect the fair value of goodwill or other intangible assets, which may result in additional impairment charges in subsequent periods. Should the value of goodwill or other intangible assets become impaired, there could be an adverse effect on Pypo’s financial condition and results of operation.”

Net Revenues, page 148

34.	We note your response to prior comment 61. That comment requested disclosure of the effect on Pypo’s revenues and margins if its agreement to distribute Samsung’s Q1U model is not renewed or if Samsung ceases doing business with you on substantially similar terms to those in the distribution agreement that expired on December 31, 2008. However, your disclosure added in response to prior comment 61 appears to only address the effect of the potential renewal of that agreement. Therefore, we reissue prior comment 61.

Middle Kingdom respectfully advises the Staff that Samsung has orally confirmed that the parties will continue to do business on terms substantially similar to the terms in the original one-year term agreement. Net revenues generated from distribution of the Q1U model of Samsung’s UMPC represent less than 2% of Pypo’s total net revenues. As such, if Samsung ceases to do business with Pypo on terms substantially similar to the terms in the original one-year term agreement, Pypo does not expect this event to have a material impact on Pypo’s revenues.

Middle Kingdom has revised the disclosure on page 152 of the Amended S-4 to reflect the foregoing. The revised text reads as follows:

“Pypo also holds national distribution rights in China for the Q1U model of Samsung’s UMPC pursuant to another distribution agreement with Samsung. While this agreement expired on December 31, 2008, Pypo has done business with Samsung on terms substantially similar to the terms in the original one-year term agreement, and Samsung has orally confirmed that the parties will continue to do business on such terms. Net revenues generated from the distribution of the Q1U model represent less than 2% of Pypo’s total net revenues. As such, if Samsung ceases to do business with Pypo on terms substantially similar to the terms in the original one-year term agreement, Pypo does not expect this event to have a material impact on Pypo’s revenues.”

Liquidity and Capital Resources, page 162

35.	Please discuss with specificity the covenants in your January 30, 2009 credit facility that are material to investors, including those that will materially restrict your operations or those that create a material risk of default given current results and trends.

Middle Kingdom has added disclosure on page 166 of the Amended S-4 that sets forth with greater specificity those covenants that are material to investors. The new text reads as follows:

“The Facility includes covenants that, among other things, restrict Pypo HK, Pypo Beijing and their subsidiaries with respect to debt incurrence, liens, dividends, affiliate transactions, joint ventures, mergers, changes of auditors, asset sales and acquisitions. The Facility also includes certain financial covenants that, among other things, require Pypo HK to maintain minimum EBITDA and adjusted net income thresholds and margins, solvency ratios, leverage ratios and current ratios. As a result of these covenants, Pypo will be limited in the manner in which it conducts its business and may be unable to engage in certain business activities or finance future operations or capital needs. In particular, one of Pypo’s key strategies is to grow through acquisitions, joint ventures and other strategic alliances, and the Facility requires consent for any acquisitions or joint venture investments greater than EUR 4,000,000.

Pypo’s failure to comply with such covenants or an assessment that it is likely to fail to comply with such covenants could lead Pypo to seek an amendment to or a waiver of the financial covenants contained in the Facility or such alternative financing. Despite Pypo’s belief that it could obtain an amendment if necessary, Pypo cannot assure you that it would be able to obtain any amendments to or waivers of the covenants contained in the Facility or obtain alternative financing on favorable terms. Any amendment to or waiver of the covenants may involve upfront fees, higher annual interest costs and other terms less favorable to Pypo than those currently in the Facility.”

Liquidity and Capital Resources, page 172

36.	We note your response to prior comment 66. Please expand to disclose whether your affiliates have sufficient assets to satisfy their indemnification obligations in connection with a termination fee owed to a target business.

Middle Kingdom has added the following disclosure on page 178 of the Amended S-4:

“…If Middle Kingdom terminates the merger agreement, Middle Kingdom may be required to pay Pypo a termination fee in the amount of $4,000,000. Pypo has not provided a waiver of any claims against the trust account in connection with the payment of the termination fee, such that the full amount of the termination fee may be required to be paid out of the trust account. Middle Kingdom does not have sufficient funds outside of the trust account to pay these obligations. If the full termination fee were paid from the trust account, Middle Kingdom believes its officers, directors and initial stockholder that have agreed to indemnify the trust account would not have sufficient assets to satisfy their indemnification obligations with respect to such creditors….”

37.	Please clarify how Middle Kingdom was able to withdraw $1,021,001 of interest earned on the trust account as mentioned on page 174, given your disclosure on page 173 that you may withdraw only 50% of the interest income and your disclosure of $1,950,252 interest income to date on page F-5.

In the Staff’s comment, the Staff is attempting to reconcile the interest withdrawn of $1,021,001 and total interest income from January 17, 2006 (inception) to December 31, 2008 as included in the Statement of Operations of $1,950,352. Middle Kingdom advises the Staff that it only withdraws its 50% share of interest on trust account investments at each investment maturity or rollover. The last maturity in 2008 was November 18, 2008 which was invested through January 16, 2009. Middle Kingdom was paid its 50% share of the interest earned on the partial sale of trust account investments after the January 16, 2009 rollover. The foregoing also applies to the accrued interest calculation.

Below is a reconciliation of total interest earned to interest income reflected in the income statement:

Reconciliation of total interest earned to interest income reflected in the income statement

Total interest earned on trust account investments through November 18, 2008	$2,042,002
Interest income earned upon partial sale of trust investments on December 18, 2008	$1,285
Interest accrual from November 18, 2008 to December 31, 2008	$24,399
Interest income credited directly to redeemable Class B stock (deferred interest income)	$(130,510)
Total interest earned on positive cash balances in Middle Kingdom’s checking account	$13,176

Total interest income reflected in income statements	$1,950,352

Computation of interest withdrawable by Middle Kingdom from trust account

Total interest earned through November 18, 2008 per above	$2,042,002
Withdrawable percentage	50%

Amount withdrawable by Middle Kingdom	$1,021,001

Independence of directors, page 180

38.	If you determined each prospective director’s independence based on Nasdaq rules; then please revise the first paragraph to state so. Your first paragraph continues to disclose only that you “expect” to comply with Nasdaq rules in determining the independence of directors, which suggests that you did not comply with those rules in determining the independence of your current directors. Also, we reissue the last sentence of prior comment 68 because it is unclear where you disclosed how having the entire board serving as the audit committee satisfies Nasdaq rules.

Middle Kingdom respectfully advises the Staff that it has revised the disclosure on page 184 of the Amended S-4 to clarify that each of the proposed directors of MK Cayman is independent as determined by NASDAQ rules and that the interim arrangement to have the entire board serve as the audit committee until an audit committee is formed will not satisfy NASDAQ rules. The revised text reads as follows:

“MK Cayman will comply with the rules of NASDAQ in determining whether a director is independent. The NASDAQ listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. NASDAQ requires that a majority of the board of directors of a company be independent.

Consistent with these considerations, the board of directors of MK Cayman has determined that, upon appointment to the board of directors of MK Cayman on the closing of the merger agreement, Messrs. Fan, Ryan and Xie and Ms. Li will serve as independent directors of MK Cayman for the ensuing year. Additionally, Messrs. Fan, Ryan and Xie are expected to serve on MK Cayman’s audit committee (when such audit committee is formed).

MK Cayman does not have, and immediately following consummation of the business combination, will not have, an audit committee, nominating committee or compensation committee. Until an audit committee is formed, the entire board of directors shall perform the functions of an audit committee and until the nominating and compensation committees are formed, all of the independent directors shall perform such functions. For such time that the entire board serves as the audit committee, such committee will not be considered in compliance with NASDAQ rules.”

Exclusive Business Cooperation Agreement, page 187 and 191

39.	We note the disclosure added in response to prior comment 70 regarding the negotiations of the percentage to be paid under the exclusive business cooperation agreement.

•	Please expand to identify the individuals who will be involved in those negotiations. For example, will Mr. Fei negotiate on behalf of both entities?;

•	If your registration statement is not effective by March 31, please update your disclosure regarding the status of the negotiations; and

•	Please clarify the amounts paid under the predecessor agreement.

(a) Middle Kingdom respectfully advises the Staff that Mr. Zhang, as the representative of Pypo Beijing, and Mr. Fei, as the representative of Beijing Feijie, will each be involved in the negotiations of the percentage to be paid under the exclusive business cooperation agreement between Pypo Beijing and Beijing Feijie. Similarly, Mr. Zhang, as the representative of Pypo Beijing, and Mr. Fei, as the representative of Beijing Dongdian, will each be involved in the negotiations of the percentage to be paid under the exclusive business cooperation agreement between Pypo Beijing and Beijing Dongdian. Middle Kingdom has revised the disclosure on pages 191 and 195 of the Amended S-4 to reflect the foregoing.

(b) Under the exclusive business cooperation agreements between Pypo Beijing and Beijing Feijie and between Pypo Beijing and Beijing Dongdian, Beijing Feijie and Beijing Dongdian, respectively, agreed to pay Pypo Beijing annual service fees equal to a negotiated percentage of Beijing Feijie’s or Beijing Dongdian’s audited total amount of operational income for each year, as set forth in their respective agreements. The negotiations regarding such percentage have yet to commence for both agreements, but the percentage will likely be zero in each case for fiscal 2009 in furtherance of Beijing Feijie’s goal of preserving funding for further expansion of its retail business and Beijing Dongdian’s goal of preserving funding for operation of its e-commerce business. Middle Kingdom has revised the disclosure on pages 191 and 195 to reflect the foregoing.

(c) Middle Kingdom has revised the disclosure on page 191 of the Amended S-4 to reflect that no payment was made under the predecessor agreement dated December 26, 2007.

Loan Agreements, page 189

40.	Please tell us the effect on your control of Beijing Feijie if the loans are repaid and you cannot enforce the covenants.

Middle Kingdom respectfully advises the Staff that according to the loan agreement between Pypo Beijing and Mr. Fei, Mr. Fei may only repay the loan (i) after Pypo Beijing has exercised its option to acquire Mr. Fei’s equity interests in Beijing Feijie pursuant to the exclusive option agreement among Mr. Fei, Beijing Feijie and Pypo Beijing, and (ii) using the proceeds Mr. Fei would receive from Pypo Beijing as consideration for such transfer of his equity interest in Beijing Feijie. Similarly, Mr. Guan may only repay the loan with the proceeds he receives from Pypo Beijing for the transfer of his equity interests in Beijing Feijie upon the exercise of Pypo Beijing’s option to acquire such equity interest pursuant to the exclusive option agreement among Mr. Guan, Beijing Feijie and Pypo Beijing. These repayment terms are subject only to limited exception in the case where Beijing Feijie is liquidated. In other words, these loans cannot be repaid unless Pypo Beijing has either acquired complete control of Beijing Feijie through the acquisition of 100% of the equity interest in Beijing Feijie or Beijing Feijie has been liquidated.

Middle Kingdom has revised the disclosure on page 193 of the Amended S-4 to reflect the foregoing. The revised text reads as follows (emphasis added):

“In connection with the share transfer from Mr. Liu to Mr. Guan, on September 1, 2008, Pypo Beijing and Mr. Guan entered into a loan agreement pursuant to which Pypo Beijing provided a $633,874 interest-free loan to Mr. Guan (the “Guan Loan”). The Guan Loan requires that Mr. Guan may only use the proceeds to pay for the shares that Mr. Liu transferred to Mr. Guan. The term of the Guan Loan expires August 31, 2018, which the parties. may mutually agree to extend. Under the Guan Loan, except in the case of liquidation of Beijing Feijie (in which case Mr. Guan shall use all the residuary estate of Beijing Feijie after liquidation to repay the loan), Mr. Guan may only repay the loan (i) after Pypo Beijing has exercised its option to acquire Mr. Guan’s equity interests in Beijing Feijie pursuant to the exclusive option agreement among Mr. Guan, Beijing Feijie and Pypo Beijing, and (ii) using the proceeds Mr. Guan would receive from Pypo Beijing as consideration for such transfer of his equity interest in Beijing Feijie.”

Middle Kingdom has revised the disclosure on page 194 of the Amended S-4 to reflect the foregoing. The revised text reads as follows (emphasis added):

“In connection with the share transfer from Mr. Liu to Mr. Guan, on September 1, 2008, Pypo Beijing and Mr. Fei entered into an amended and restated loan agreement (which replaced the original Fei Loan entered into on December 26, 2007 described above). The amended and restated Fei Loan confirmed the terms of the original Fei Loan and extended the maturity date of such loan to August 31, 2018, which the parties may mutually agree to extend. Under the amended and restated Fei Loan, except in the case of liquidation of Beijing Feijie (in which case Mr. Fei shall use all the residuary estate of Beijing Feijie after liquidation to repay the loan), Mr. Fei may only repay the loan (i) after Pypo Beijing has exercised its option to acquire Mr. Fei’s equity interests in Beijing Feijie pursuant to the exclusive option agreement among Mr. Fei, Beijing Feijie and Pypo Beijing, and (ii) using the proceeds Mr. Fei would receive from Pypo Beijing as consideration for such transfer of his equity interest in Beijing Feijie. As of February 28, 2009, Mr. Fei had not repaid any amounts outstanding under the Fei Loan.”

Private Placements, page 192

41.	Please expand the disclosure added in response to prior comment 75 to clarify why the waiver from ARCH was obtained and the date that the waiver was obtained. We note that it appears from paragraphs numbered 2 and 6 to exhibit 10.41 that the performance targets mentioned in your disclosure were met.

The equity subscription agreement allowed the investor to put back his shares to the company if the guaranteed net profit target number was not met by March 31, 2008. The waiver letter extended the March date through June 30, 2008 to give the company additional time to comply with the terms of the equity subscription agreement. A waiver was needed to confirm that ARCH would not put their shares back since the company did not meet the net profit target as of March 31, 2008. The waiver was executed in June 2008.

Transactions with Directors, Shareholders and Affiliates, page 193

42.	Please tell us where you have disclosed the material terms of exhibits 10.47-10.49.

Middle Kingdom has added disclosure regarding the material terms of exhibits 10.47–10.49 on page 200 of the Amended S-4. The new text reads as follows:

“Indemnification Agreements

In November 2007, each of Pypo Cayman, Pypo HK and Pypo Beijing entered into indemnification agreements with Mr. Clement Kwong in connection with his service as a director of such respective Pypo entity. These indemnification agreements provide that, with respect to each Pypo entity, if Mr. Kwong is a party to or threatened to be made a party to any proceeding by reason of Mr. Kwong’s status as a director of such Pypo entity or as an agent of another enterprise at such Pypo entity’s request, he will be indemnified for expenses and liabilities actually and reasonably incurred by Mr. Kwong, including amounts paid in settlement on his behalf. Mr. Kwong will not be entitled to such indemnification if prohibited by applicable law or if Mr. Kwong’s conduct is finally adjudged to have been knowingly fraudulent or deliberately dishonest or has evidenced willful misconduct, including any breach of the duty of loyalty. If an indemnification agreement entitles Mr. Kwong to only a portion of the total expenses and liabilities he incurs, he will be paid such portion in accordance with the terms of the relevant indemnification agreement.

The indemnification agreements set forth the procedures and timing for payment of such expenses and liabilities, including a requirement that Mr. Kwong be paid promptly in advance of the final disposition of any proceeding at Mr. Kwong’s written request, provided that such written request sets forth (i) reasonable evidence that the indemnifiable expenses have been incurred in connection with the proceeding, (ii) a statement that the indemnifiable expenses have not been incurred in connection with any fraudulent or deliberately dishonest conduct or willful misconduct and (iii) an undertaking that any such advanced expenses shall be repaid if it is ultimately determined that Mr. Kwong is not entitled to indemnification.

Mr. Kwong will continue to be entitled to indemnification under these indemnification agreements for as long as he is subject to a possible proceeding by reason of the fact that he was a director of the Pypo entity or was serving at the request of the Pypo entity as an agent of another enterprise, foreign or domestic.”

43.	We note your disclosure added in response to prior comment 71. Please tell us whether the transactions with the other related parties mentioned on page F-43 and F-76 are subject to the disclosure requirements of Regulation S-K item 404.

In response to the Staff’s comment, Middle Kingdom has added disclosure on page 199 of the Amended S-4 to reflect those transactions subject to the disclosure requirements of Regulation S-K Item 404:

“From July 2006 to March 31, 2009, Beijing JingJing Medical Equipment Co., Ltd, a company controlled by Golden Meditech, provided guarantees for certain of Pypo’s short-term credit facilities with banks. The amounts guaranteed by Beijing JingJing Medical Equipment Co., Ltd amounted to approximately $37.8 million and $38.9 million as of March 31, 2008 and September 30, 2008, respectively.”

Security Ownership, page 200

44.	Please clearly identify the individuals who have or share voting and investment power with respect to the shares of the surviving company held by the entities named in the table. Refer to prior comment 79.

Middle Kingdom has revised footnote (4) on page 204 of the Amended S-4 as follows (emphasis added):

“(4) Capital Ally is a British Virgin Islands company 50% owned and controlled by each of (i) GM Investment, a Hong Kong company that is wholly owned and controlled by Golden Meditech, a PRC based public company incorporated in the Cayman Islands, and (ii) Style Technology, a Hong Kong company. Nana Gong, on behalf of Style Technology, and the board of directors of Golden Meditech (consisting of Kam Yuen, Jin Lu, Zheng Ting, Lu Tian Long, Cao Gang, Gao Zongze, and Gu Qiao), on behalf of GM Investment share voting and investment power with respect to the Pypo shares held by Capital Ally. Nana Gong, a Chinese citizen, wife of Mr. Zhang, a director of Pypo Cayman and Pypo Beijing’s chairman, holds a 64% equity interest in Style Technology, through which she exercises investment and voting control over Style Technology. Mr. Fei, a director of Pypo Cayman and a director and chief executive officer and president of Pypo Beijing, holds 16% of Style Technology. Mr. Zhou, Pypo Beijing’s vice president and president of distribution, holds

16% of Style Technology; and Francis Kwok Cheong Wan, Pypo Beijing’s vice president and president of e-commerce, a Canadian citizen, holds 4% of Style Technology. As described above under “Certain Relationships and Related Party Transactions – Pypo Related Party Transactions – Transactions with Directors, Shareholders and Affiliates,” GM Investment and Style Technology pledged all of their respective rights and interests in the ordinary shares of Capital Ally in favor of Pypo Cayman in November 2008 as security for performance of Capital Ally’s obligations under a loan from Pypo Cayman. Although the pledge agreement contains certain restrictions regarding disposition of the equity interests, GM Investments and Style Technology retain voting and investment control with respect to such equity interests unless an event of default occurs under the loan agreement with Capital Ally. The registered address for Capital Ally is P.O. Box 957 Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands.”

45.	Given your current disclosure and the interests of and relationships between your identified shareholders and your affiliates, it continues to remain unclear why beneficial ownership of only the shares held by Mr. Marks is attributed to your directors and officers.

Middle Kingdom advises the Staff that that the reason the total number for all directors and officers as a group includes only Mr. Marks’ shares is that none of the other officers and directors have voting or dispositive control over the shares that they have a pecuniary interest in as a result of their share ownership in Style Technology a shareholder of Capital Ally.

Warrants, page 204

46.	Regarding your response to prior comment 81, please tell us:

•	which provision of which exhibit contains the provision that you disclose in response to the comment;

•	why the disclosure on page 207 regarding MK Cayman’s warrants does not discuss the cashless exercise feature;

•	why your tax disclosure on page 109 does not discuss the cashless exercise feature; and

•	why your exhibit index does not include the warrants and the other securities mentioned in the fee table.

(a) Exhibits 4.2 and 4.3 set forth the Class A Warrant Agreement and Class B Warrant Agreement, respectively. Middle Kingdom advises the Staff that the warrant agreements do not contain the provisions included in the disclosure provided in response to the prior comment. However, Middle Kingdom advises the Staff that Section 3.3.1 of each of the warrant agreements provide that the board of directors may permit the cashless exercise of the warrants.

(b) Middle Kingdom has added disclosure to page 212 of the Amended S-4 to discuss the cashless exercise feature.

(c) Middle Kingdom has added the following disclosure to page 111 of the Amended S-4:

“If a warrant is exercised through a cashless exercise, the U.S. Holder of the warrant should consult its own tax advisors as to the tax consequences of such exercise, which may differ from that described above.”

(d) Exhibits 4.2 and 4.3 set forth the Class A Warrant Agreement and Class B Warrant Agreement, respectively, which agreements will remain effective after the completion of the business combination. Section 4.4 of the both the warrant agreements provide that in case of any consolidation or merger of Middle Kingdom with or into another corporation, the warrant holders have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of Middle Kingdom common stock, the kind and amount of shares of stock or other securities receivable upon such merger that the warrant holder would have received if such warrant holder had exercised his, her or its warrants immediately prior to such event. Each warrant agreement also states that the provisions of Section 4.4 will similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.

Shares Eligible for Future Sales, page 208

47.	We note your disclosure added in response to prior comment 82. Given the rules that you cite in this section, please clarify the amount of your shares that can be sold after the periods you mention.

Middle Kingdom has added the following disclosure to page 214 of the Amended S-4:

“Based on the foregoing:

•

upon consummation of the business combination, 4,137,913 ordinary shares will be freely tradable; provided that any of the shares held by “affiliates” will be subject to the resale provisions of Rule 145 discussed above;

•

upon consummation of the business combination, the 1,578,250 Class A warrants and 3,420,305 Class B redeemable warrants initially issued in Middle Kingdom’s IPO that upon completion of the redomestication will each entitle the holder to purchase one ordinary share of MK Cayman will be freely tradable, provided that any of the warrants held by “affiliates” will be subject to the resale provisions of Rule 145 discussed above. The ordinary shares issuable upon exercise of the warrants will be freely tradable, provided that there is a registration statement in effect at the time of their exercise;

•

the 45,000,000 ordinary shares, 3,400,000 Class B redeemable warrants and the ordinary shares issuable upon exercise of the warrants issuable to the Pypo shareholders in connection with the business combination will be restricted securities, and eligible for resale pursuant to Rule 144 one year from the date the registration statement of which this proxy statement/prospectus is a part is declared effective by the SEC; and

•

upon completion of the business combination, in connection with the underwriters unit purchase option issued to the underwriters in Middle Kingdom’s IPO, there may be issued 349,800 ordinary shares, 99,000 Class A warrants, 330,000 Class B warrants and 429,000 shares underlying such warrants, which securities will be freely tradable, provided that there is a registration statement in effect at the time of their exercise or which securities may be sold pursuant to Rule 144 based on cashless exercise provisions one year from the date the registration statement of which this proxy statement/prospectus is a part is declared effective by the SEC.”

24. Subsequent events, page F-51

48.	Please refer to our prior comment 65. Please revise your disclosures to describe why this filing is not required to include historical financial statements under Rule 3-05 and pro forma financial statements under Article 11 of Regulation S-X for each of your acquisitions. Your revisions should include the significant information outlined in your response to our prior comment.

Middle Kingdom has added the following disclosure to page 152 of the Amended S-4:

“None of these retail acquisitions was individually material as defined by the SEC’s rules, no individual acquisition was dependent on any other acquisition, and each acquired operation was under separate ownership, control and management.

In addition, the acquisitions were not material in the aggregate as defined under the SEC’s rules. Therefore, pre-acquisition historical information or pro forma financial information for the acquisitions are not required to be filed, and have not been filed, with the Registration Statement to which this proxy statement/prospectus forms a part.”

Item 21. Exhibits and Financial Statements Schedules, page II-2

49.	Regarding the amendments to the trust agreement provided in response to prior comment 85, please tell us:

•	why you believe these amendments need not be filed;

•	why the June 10, 2008 amendment was necessary;

•	how the change in the June 10, 2008 amendment was consistent with the disclosure in the IPO prospectus; and

•	the nature and amount of any payments out of property in the trust account that were permitted by the June 10, 2008 amendment but not permitted by the original trust agreement.

(a) Middle Kingdom advises the Staff that the amendments have been filed as Exhibits 10.66 and 10.67.

(b) and (c) Middle Kingdom advises the Staff that the purpose of June 10, 2008 amendment was to conform the trust agreement with the disclosure in the IPO prospectus. The IPO prospectus provided for the payment from the trust account of “any federal or state taxes due by the company.” The trust agreement inadvertently provided for the payment from the trust account of “any federal, state or local income tax obligation relating to the income of the Company.” The June 10, 2008 amendment conformed the language in the trust agreement to be identical to the language in the IPO prospectus.

(d) The nature of the payments out of property in the trust account that were permitted by the June 10, 2008 amendment but not permitted by the original trust agreement were tax obligations not related to the “income of the Company,” which consisted solely of Delaware franchise taxes. In contrast, the original trust agreement provided for the payment of “local” tax obligations, which were not permitted by the IPO prospectus. Once the discovery of the error was made, Middle Kingdom reimbursed the trust account for the prior payment of certain local tax obligations. The amount of the payments made out of property in the trust account that were permitted by the June 10, 2008 amendment but not permitted by the original trust agreement was $90,517.25.

50.	Regarding your response to prior comment 86:

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Given that (1) it appears that Middle Kingdom’s IPO disclosure provided that the investors’ rights were protected by charter provisions, (2) some of those rights, including the converting investors’ right to the trust proceeds, will survive your redomestication to the Cayman Islands, it remains unclear how exclusion of those provisions from the Cayman Islands charter is consistent the disclosures made in the IPO;

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From your response, it appears that you believe that the trust agreement requires distribution to the converting shareholders. It is unclear what provision of the trust requires that distribution absent direction from “the Company”;

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It is unclear why you believe that the availability of litigation under the Securities Act, as mentioned in your response, relieves you from maintaining the nature of the investment originally offered and sold.

Please revise or advise.

(a) and (b) Middle Kingdom respectfully advises the Staff that although Middle Kingdom’s charter provisions provide for the conversion of Class B shares into trust proceeds, procedurally the payment to converting stockholders is effected through the operation of the trust agreement. Specifically, pursuant to the trust agreement, payments from the trust account may only occur upon the receipt by the trustee of an instruction letter from Middle Kingdom stating that the business combination has been consummated. Until such time as the trustee receives such instruction letter, no monies may be paid out of the trust account (including to the combined company).

Middle Kingdom acknowledges the Staff’s comment in the second bullet that the trust agreement requires direction from the company to make any distributions. Middle Kingdom respectfully advises the Staff that as stated above, Middle Kingdom would not be entitled to the amounts in the trust account unless it provided the instruction letter instructing the trustee to convert the Class B shares of the converting stockholders into their pro rata portion of the trust account. As such, the operation of the trust agreement requires the making of the distribution to the converting stockholders in order for the combined company to receive the amounts remaining in the trust account. Further, even if the charter provisions included in Middle Kingdom’s charter were included in the MK Cayman charter documents, the existence of the provisions would not change the requirements of the trust agreement.

In addition, while the past activities of other issuers and the Staff are not precedent in the legal sense of the word, Middle Kingdom respectfully advises the Staff that the above structure and procedure for distributing trust monies has been utilized in numerous other special purpose acquisition corporation offerings.

(c) Middle Kingdom advises the Staff that it did intend to assert that the availability of litigation under the Securities Act, relieved it from maintaining the nature of the investment originally offered and sold. As discussed above, Middle Kingdom does not believe its stockholders are prejudiced or their rights are diminished by not having the charter provisions included in Middle Kingdom’s charter included in the MK Cayman charter documents.

51.	Please ensure that the exhibits that you file to comply with Regulation S -K Item 601(b)(8) address all material tax matters and consequences mentioned in your filing, including the disclosure on page 86 and in the prospectus summary and risk factors.

Cozen O’Connor has revised the third paragraph of its form of opinion as follows:

“Based on the foregoing and subject to the assumptions, limitations and qualifications stated therein and herein, we hereby confirm and adopt as our opinion the statements of United States federal income tax law as set forth in the Registration Statement under the captions: (i) ‘Material United States Federal Income Tax Considerations’; (ii) ‘Summary – Certain U.S. Federal Income Tax Consequences’; (iii) ‘Risk Factors – There is a risk that MK Cayman could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the conversion and business combination, which could result in significantly greater U.S. federal income tax liability to MK Cayman.’; (iv) ‘Risk Factors – MK Arizona would recognize gain (but not loss) for U.S. federal income tax purposes as a result of the conversion, which would result in increased U.S. federal income tax liability to MK Arizona.’; (v) ‘Risk Factors – There is a risk that MK Cayman will be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of ordinary shares or warrants of MK Cayman.’; (vi) ‘Risk Factors – The tax opinion provided to MK Arizona does not provide a ‘will’ level of comfort on certain of the tax issues discussed in the tax disclosure and does not address all tax issues, including those that are dependent on future facts or events. If the tax authorities were to assert a position contrary to that described in this proxy statement/prospectus, such position (if sustained) may negatively affect security holders.’; and (vii) ‘The Business Combination Proposal – Certain U.S. Federal Income Tax Consequences.’”

In accordance with prior comment 47, Cozen O’Connor confirms that it will provide an updated opinion on the effective date of the registration statement.

Han Kun Law Group, PRC counsel to Pypo, has added paragraph 21 to its form of opinion as follows:

“The statements set forth in the Registration Statement under the headings “Summary Material Terms of the Transaction”, “Summary”, “Information About Pypo-Regulatory Matters” and “Certain Relationships and Related Party Transactions” and those certain Risk Factors in the Registration Statement that begin with the following: “The principal shareholder of Beijing Feijie…”, “Pypo may be subject to product liability claims for products it directly sells to end users”, “As a holding company, Pypo Cayman…”, “Uncertainties with respect to the PRC legal system…”, “It may be difficult to acquire jurisdiction”, “Governmental control of foreign exchange markets…”, “Pypo Cayman or MK Cayman may be treated as a resident enterprise…”, “Dividends Pypo Cayman or MK Cayman receives from subsidiaries…”, “Dividends that shareholders receive…”, “Pypo’s intercompany loans are subject to PRC regulations…”, “PRC regulation of loans…”, “PRC regulations relating to the establishment of offshore special purpose vehicles…” and “The approval of the China Securities Regulatory Commission…”, insofar as such statements constitute summaries of Chinese law and regulations or legal conclusions with respect thereto, constitute correct and fair summaries of the matters described therein in all material aspects.”

52.	Please file complete exhibits with attachments. For example, we note the missing attachments from exhibits 10.35 and 10.43.

Middle Kingdom has filed exhibit 10.35 with the aforementioned attachment. The two missing schedules to exhibit 10.43, Schedule 10: Annual Social Performance Report and Schedule 12: Social Action Plan, have not yet been drafted. Middle Kingdom will file the complete exhibit upon the completion of these schedules by the relevant parties.

Exhibit 99.6

53.	We note your response to prior comment 93. Please tell us, with a view toward a clarified exhibit 99.6, to which specific risk factors counsel’s opinion refers, such as the reference in paragraph 1 on page 4 and paragraph 10 on page 5.

Middle Kingdom has revised exhibit 99.6 to clarify to which specific risk factors the legal opinion refers.

54.	We note the revisions in response to prior comment 94 which refers to Middle Kingdom’s shareholders. Since the revision does not permit reliance by all of the registrant’s investors, we reissue the comment.

Middle Kingdom has revised exhibit 99.6 to clarify that all of the registrant’s security holders to rely on the opinion.

55.	We reissue prior comment 95 because an exhibit should include counsel’s consent to the discussion of its opinion as it appears in the prospectus, not only counsel’s consent to your use of counsel’s name.

Middle Kingdom has revised exhibit 99.6 to clarify that PRC counsel’s consent includes discussion of its opinion as it appears in the prospectus.

56.	Refer to paragraph vi on page 2. With a view toward risk factor and other appropriate disclosure, please tell us why counsel mast assume the information mentioned in the first sentence.

Middle Kingdom has revised exhibit 99.6 to delete this assumption.

Each of Middle Kingdom and MK Arizona acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

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the companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

/s/ Cozen O’Connor

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation